RICE MIDSTREAM PARTNERS LP

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

November 24, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Midstream Partners LP

Registration Statement on Form S-1

Filed November 6, 2014

File No. 333-199932

Ladies and Gentlemen:

Set forth below are the responses of Rice Midstream Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2014, with respect to the Registration Statement on Form S-1, File No. 333-199932 (the “Registration Statement”), filed with the Commission on November 6, 2014.

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to pages numbers and captions correspond to the text of the Staff’s comment or the Registration Statement, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Dilution, page 58

1.	We note your responses to comments 12 and 13 in our letter dated October 31, 2014 and your inclusion of the decrease in net tangible book value per common unit attributable to the distribution to Rice Energy. We reissue our comment and ask that you present a separate line for each item impacting the change in pro forma net tangible book value. Further, please explain why you have not reduced Rice Energy’s consideration for your distribution of the water systems to be retained by Rice Energy or revise footnote (2) on page 59 to also include the distribution of the water systems.

Securities and Exchange Commission

November 24, 2014

RESPONSE:

We have revised our disclosure on pages 59-60 of Amendment No. 1 accordingly.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014, page 62

2.	Please ensure pro forma adjusted EBITDA for the year ended December 31, 2013 is mathematically correct.

RESPONSE:

We have revised our disclosure on page 66 of Amendment No. 1 accordingly.

Rice Midstream Partners Predecessor Audited Annual Financial Statements

2. Summary of Significant Accounting Policies, page F-16

Property and Equipment, page F-16

3.	We note your response to comment 29 in our letter dated October 31, 2014. Please also provide disclosure showing the major classes of depreciable assets included within Property and Equipment for the unaudited interim period. Reference is made to Rule 10-01(a)(5) of Regulation S-X.

RESPONSE:

We have revised our disclosure on page F-26 of Amendment No. 1 accordingly.

Rice Midstream Partners Predecessor Unaudited Interim Financial Statements

3. Property and Equipment, page F-26

4.	We note your response to comment 32 in our letter dated October 31, 2014. In your response you stated $56.4 million of the increase in property and equipment related to your acquisition of the Momentum Assets and we note capital expenditures of $60,123 on your cash flow statement for the six months ended June 30, 2014 along with accrued capital expenditures of $3,490 on your balance sheet as of June 30, 2014. Please provide us a rollforward of your property and equipment that reconciles with amounts disclosed in your cash flow statement and amounts accrued on your balance sheet.

RESPONSE:

We acknowledge the Staff’s comment and have provided the requested roll-forward. As shown below, the cash flows from investing activities for the periods in question include the acquisition costs for each of the Momentum acquisition and the acquisition of the Marcellus joint venture. These acquisitions included intangible customer contract and goodwill components, respectively, which resulted in increased cash flows from investing activities relative to the net book value increase. The roll-forward below outlines the calculation of the change in net tangible book value for the periods shown as well as the additional components that are used to calculate amounts shown on the cash flow statement for the applicable periods.

Securities and Exchange Commission

November 24, 2014

	12/31/2013		6/30/2014		9/30/2014
Property and equipment, net at beginning of period	$30,283		$72,526		$72,526
Property and equipment, net at end of period	72,526		197,722		248,808

Change in net book value of property and equipment	$42,243		$125,196		$176,282

Property and Equipment Reconciliation
	Balance Sheet Reconciliation	Cash Flow Components	Balance Sheet Reconciliation	Cash Flow Components	Balance Sheet Reconciliation	Cash Flow Components
Momentum acquisition:
In-service property and equipment	$—	$—	$56,375	$56,375	$56,375	$56,375
Right-of-way assets	—	—	6,126	6,126	6,126	6,126
Intangible customer contracts (1)		—		48,947		48,947

Cash outflow from investing activities	$—	$—	$62,501	$111,448	$62,501	$111,448

Marcellus joint venture acquisition:
Property and equipment (2)	—	—	—	—	25,669	25,669
Goodwill allocation (3)		—		—		34,817

Cash outflow from investing activities	$—	$—	$—	$—	$25,669	$60,486

Capital expenditures (cash outflow from investing activities)	$43,272		$60,123		$62,945

Change in accrued capital expenditures	$(207)		$2,900		$22,217
Change in accounts payable related to capital expenditures	$364		$1,101		$5,493
Depreciation expense incurred during the period	$(1,186)		$(1,429)		$(2,543)

Change in net book value of property and equipment	$42,243		$125,196		$176,282

(1)	This amount is a component of the change to Intangible assets, net on our Balance Sheets dated June 30, 2014 and September 30, 2014.
(2)	The net book value of property and equipment acquired in the Marcellus joint venture acquisition was included in capital expenditures on the cash flow statement at June 30, 2014 as the purchase accounting had not been finalized.
(3)	This amount is a component of the change to Goodwill on our Balance Sheet dated September 30, 2014.

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Securities and Exchange Commission

November 24, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RICE MIDSTREAM PARTNERS LP

By:	/s/ Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Chief Executive Officer

Enclosures